3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

March 31, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Mary B. Cole, Esq.

Re:                             FundVantage Trust

1940 Act File No.  811-22027

1933 Act File No.  333-141120

Dear Ms. Cole:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 109 (“PEA 109”) to the Trust’s Registration Statement on Form N-1A.  PEA 109 was filed on January 15, 2015 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Gotham Total Return Fund and Gotham Index Plus Fund(1) (each a “Fund” and collectively, the “Funds”), each a new series of the Trust, under the Investment Company Act of 1940, as amended (“1940 Act”), and to register the Funds’ shares under the Securities Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the prospectuses and statements of additional information (“SAI”) contained in PEA No. 109 with respect to the Funds.  One prospectus and SAI relate to the Gotham Total Return Fund (the “Total Return Prospectus” and “Total Return SAI,” respectively) and one prospectus and SAI relate to the Gotham Index Plus Fund (the “Index Plus Prospectus” and “Index Plus SAI,” respectively). The Total Return Prospectus and Index Plus Prospectus are collectively referred to herein as the “Prospectuses,” and each a “Prospectus.” Total Return SAI and Index Plus SAI SAI are collectively referred to herein as the “SAIs,” and each an “SAI”).

(1)  On March 25, 2015, the Board of Trustees changed the name of the Gotham Index 500 Plus Fund to “Gotham Index Plus Fund.”  Such change will be reflected in the definitive prospectus for such Fund.

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We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

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Comments Applicable to both Prospectuses

1.                                      Revise the fee table with respect to each Fund to reflect that “Acquired Fund Fees and Expenses” are a separate line item and not a sub-item of “Other Expenses.”  Additionally, move the line item “Fee Waivers and/or Expense Reimbursements” after “Total Annual Fund Operating Expenses” and add another line item for “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements.”

Response:  The Prospectuses have been revised to reflect the Staff’s comments.

2.                                        To the extent applicable, identify the types of derivative instruments and the related risks in which the Fund will invest that are principal strategies.  Such disclosure, if necessary, should be consistent with guidance provided by the Staff in its letter dated July 30, 2010 issued to the Investment Company Institute on Derivatives — Related Disclosure by Investment Companies.

Response:  The adviser has confirmed that investing in derivatives is not a principal investment strategy of the Fund.  The Fund does reserve the right to invest in derivatives, and if investing in derivatives becomes a principal investment strategy of the Fund, the prospectus will be revised to reflect the Staff’s comments.

3.                                        “Leverage Risk” is identified as a principal risk of each Fund.  Accordingly, provide disclosure regarding the Funds’ use of leverage under the section entitled “Summary of Principal Investment Strategies” in the Fund’s respective Prospectus.

Response:  The Prospectuses have been revised to address the Staff’s comment.

4.                                        Confirm that dividend and interest expense on securities sold short will be reflected in the fee table and expense example for each Fund to the extent applicable.

Response:  Confirmed. The fee table for the Index Plus Fund provides a line item for “dividend and interest expense on securities sold short.”  The fee table for the Total Return Fund does not include a line item for “dividend and interest expense on securities sold short” because such Fund is not expected to engage in short selling; however, the underlying funds in which the Total

Return Fund invests engage in short sales.  Accordingly, dividend and interest expenses on securities sold short by the underlying funds is reflected in “Acquired Fund Feed and Expenses” line item.  The Registrant confirms that dividend and interest expense on securities sold short will be included as a separate line item in the fee table for the Total Return Fund to the extent it becomes applicable.

5.                                        To the extent applicable with respect to each Fund, revise the information in the section entitled “More Information about the Fund’s Investment Objective, Strategies and Risks” to conform with comments provided by the Staff to the sections entitled “Summary of Principal Investment Strategies” and “Summary of Principal Risks”

Response:  The Prospectus has been revised to address the Staff’s comment.

Comments Applicable to Index Plus Prospectus

1.                                        Consider (i) whether the use of “Index Plus” in the Fund’s name is appropriate and consistent with the requirements of Rule 35d-1 under the 1940 Act and (ii) whether the adoption of an investment policy to invest in a specified percentage of the Fund’s assets in securities within the index is appropriate.  Further, confirm that after the Fund has a full calendar year of performance, the comparative index performance disclosure will state that such performance does not reflect deductions for fees, expenses or taxes.

Response:  The Registrant believes that the use of the term “index plus” in the Fund’s name is appropriate in light of the Fund’s investment objective and principal investment strategy.  The Fund’s investment objective is to seek to outperform the S&P 500 Index (the “Index”).  The Registrant attempts to achieve this objective by normally investing in an ETF that tracks either the S&P 500 Index (or another broad based index of U.S. large capitalization companies) and in a long/short equity portfolio consisting of positions in individual securities selected from the largest 500 to 700 U.S. companies by market capitalization, which the investment adviser believes should largely correlate with the constituent securities of the S&P 500 Index.

The Registrant notes several other registered investment companies utilize the term “index plus” or “enhanced index” in names of funds with similar investment objectives to outperform an index.  Similar to these investment companies, the Fund has adopted an investment policy to, under normal market conditions, invest at least 80% of its net assets (plus borrowings for investment purposes and reinvested proceeds from short sales) in ETFs that track the investment results of a broad-based index of U.S. large capitalization companies and individual securities included in the Index.

2.                                      Confirm that after the Fund has a full calendar year of performance, the comparative index performance disclosure will state that such performance does not reflect deductions for fees, expenses or taxes.

Response:  Confirmed.

3.                                      In the section “Summary of Principal Investment Strategies” clarify the term “equity-securities.”

Response:  The Prospectus has been revised to address the Staff’s comment.

4.                                      In the section “Summary of Principal Investment Strategies,” revise the second sentence of the second paragraph to clarify the extent to which the Fund intends to invest in long and short positions of individual securities and in an index that tracks the S&P 500 or other broad based index of U.S. large capitalization companies.

Response:  The Prospectus has been revised to address the Staff’s comment.

5.                                      Clarify whether the Fund’s investments in ETFs will be weighted in accordance with the adviser’s daily rebalancing of its long and short positions.

Response:  No. The Prospectus has been revised to address the Staff’s comment.  Under normal market conditions, for each $100 invested, the Fund intends to invest approximately $100 in one or more exchange traded funds (“ETFs”) that track the investment results of a broad-based index of U.S. large capitalization companies. While the Fund’s long and short positions in individual securities will be rebalanced daily by the investment adviser, the Fund’s investments in ETF is not expected to fluctuate outside the range set forth above.

6.                                      Under “ETF Risk” in the section “Summary of Principal Risks,” it states that ETFs are subject to the risk that an ETF may employ an investment strategy that utilizes high leverage ratios.  Confirm whether the Fund may invest as part of its principal investment strategy in ETFs that may employ an investment strategy that utilizes high leverage ratios. If so, provide disclosure regarding such investments in the “Summary of Principal Investment Strategies” section.

Response:  The Prospectus has been revised to address the Staff’s comment. The Fund does not intend to invest in leveraged ETFs.

7.                                      In the section “Summary of Principal Investment Strategies,” the Prospectus states that equity-related securities include convertible bonds and convertible preferred stock. If investment in convertible bonds and convertible preferred stock is part of the Fund’s principal investment strategy then disclose the risks of such investments under “Summary of Principal Risks.”  If such investments are not principal strategies of the Fund then remove the relevant discussion from the summary section.

Response:  Such investments are not principal investment strategies.  Accordingly, the Prospectus has been revised to address the Staff’s comment.

Comments Applicable to Total Return Prospectus

1.                                      Because the investment strategies of top-ranked university endowments may not correlate with the Fund’s investment strategy, consider revising the investment objective.

Response:  The Prospectus has been revised to address the Staff’s comment.  The Fund’s investment objective has been revised to state that the Fund seeks long-term capital appreciation.  In addition, the Fund discloses under its principal investment strategy that by following the investment strategy described below, the Fund hopes to achieve its investment objective and in doing so, outperform the investment returns of the top ranked university endowments over a full market cycle, which is a period that includes both a bull (rising) market and a bear (falling) market cycle.

2.                                      Consider moving the disclosure from the section “Additional Information about the Fund’s Investment Strategies” regarding the types of investments the Fund may purchase directly (i.e. outside of investments in Underlying Funds) to the “Summary of Principal Investment Strategies” section.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

2.                                      Revise the “Summary of Principal Investment Strategies” section to disclose the principal investment strategies of the Underlying Funds.  Additionally, the Fund identifies certain principal risks which relate to investments that are not described in the “Summary of Principal Investment Strategies” section.  Accordingly, please update such section to include disclosure regarding Fund’s and/or the Underlying Funds’ principal strategies with respect to such investments

Response:  The Prospectus has been revised to address the Staff’s comment.

Comments Applicable to both SAIs

1.                                      Each Fund’s SAI includes a section entitled “Limitations on Use of Futures and Futures Options.” Confirm the limitations or restrictions on the Funds’ investments in any other derivatives.

Response:  While the Funds’ do not currently anticipate using derivatives the Fund’s use of derivative instruments will be subject to the investment limitations and restrictions described under the section entitled “Investment Limitations.”

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:                                Joel Weiss, President of FundVantage Trust

John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE  19809

March 31, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FundVantage Trust (the “Trust”)
File Nos. 333-141120 and 811-22027

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 109, the Trust’s registration statement on Form N-1A filed with the Commission on January 15, 2015 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Joel L. Weiss

Joel L. Weiss
President

Cc:                             Mary B. Cole, Esq., Securities and Exchange Commission

John M. Ford, Esq.

John P. Falco, Esq.